                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                            SOUTHWEST BANCORP, INC.
        --------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                  844767 10 3
        --------------------------------------------------------------
                                (CUSIP Number)

                              Lawrence G. Cannon
                                228 West Ikerd
                          Blackwell, Oklahoma  74631
                                (405) 363-3126
          ----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

---------------------------                        --------------------
CUSIP No.  844767 10 3                  13G        Page 2 of 5 Pages
---------------------------                        --------------------
-----------------------------------------------------------------------
 1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
      JENNIE GOODSON CANNON TRUST
-----------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)[_]
                                                                (b)[_]
-----------------------------------------------------------------------
 3    SEC USE ONLY

-----------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
-----------------------------------------------------------------------
                          SOLE VOTING POWER
                     5

   NUMBER OF              163,889

    SHARES           --------------------------------------------------
                          SHARED VOTING POWER
  BENEFICIALLY       6

   OWNED BY               0
                     --------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
                     7
   REPORTING              163,889
                     --------------------------------------------------
  PERSON WITH             SHARED DISPOSITIVE POWER
                     8
                          0
-----------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      163,889
-----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

-----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 5%
-----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      OO
-----------------------------------------------------------------------


                               Page 2 of 5 Pages

Item 1(a)       Name of Issuer:
                ---------------
                Southwest Bancorp, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                -----------------------------------------------
                608 South Main Street
                Stillwater, Oklahoma  74074

Item 2(a)       Name of Person Filing:
                ---------------------
                Jennie Goodson Cannon Trust, formerly, the Jennie Goodson Cannon Revocable Living Trust

Item 2(b)       Address of Principal Business Office, or if None,
                -------------------------------------------------
                Residence:
                ---------

Item 2(c)       Citizenship:
                -----------
                United States

Item 2(d)       Title of Class of Securities:
                ----------------------------
                Common Stock, par value $1.00 per share

Item 2(e)       CUSIP Number:
                ------------
                844767 10 3

Item 3          If this statement is filed under Rule 13d-1(b) or
                -------------------------------------------------
                Rule 13d-2(b), check whether the person filing is a:
                ---------------------------------------------------

                - Not Applicable since this statement is being filed
                  under Rule 13d-1(c).

Item 4(a)       Amount Beneficially Owned:  163,889 shares
                -------------------------

Item 4(b)       Percent of Class:  Less than 5%
                ----------------

Item 4(c)       Number of shares as to which such person has:
                --------------------------------------------
     (i)        sole power to vote or to direct the vote................163,889

     (ii)       shared power to vote or to direct the vote....................0

     (iii)      sole power to dispose or to direct the disposition of...163,889

     (iv)       shared power to dispose or to direct the disposition of.......0

Item 5          Ownership of Five Percent or Less of a Class:
                --------------------------------------------
                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five perccent of the class of securities, check the following [X]

                               Page 3 of 5 Pages

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------
                The Jennie Goodson Cannon Revocable Living Trust, dated November 4, 1993, Jennie Goodson Cannon, Joe Berry Cannon and Lawrence G. Cannon, Co-Trustees, had the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of all the shares of the Common Stock reported as beneficially owned on the previous Form 13G and amendments 1 and 2 thereto, when such shares constituted more than 5% of the shares of Common Stock outstanding. Jennie Goodson Cannon is now deceased, and such shares of the Common Stock are held by the Jennie Goodson Cannon Trust, Joe Berry Cannon and Lawrence G. Cannon, Co-Trustees, which, at December 31, 1996, had the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of all the shares of the Common Stock reported as beneficially owned herein. Such shares of Common Stock represent less than 5% of the outstanding Common Stock at December 31, 1996.

Item 7          Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company:  Not Applicable
                -------

Item 8          Identification and Classification of Members of the Group:
                ---------------------------------------------------------
                Not Applicable

Item 9          Notice of Dissolution of Group:  Not Applicable
                ------------------------------

Item 10         Certification:  Not Applicable since statement is not
                -------------
                being filed under Rule 13d-1(b).

                               Page 4 of 5 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Lawrence G. Cannon, Trustee                        2/5/97
----------------------------------------           ---------------
Lawrence G. Cannon, Trustee                             Date

/s/ Joe Berry Cannon, Trustee                          2/6/97
-----------------------------------------          ---------------
Joe Berry Cannon, Trustee                               Date




                               Page 5 of 5 Pages